

10031025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAY 26 2010

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 - 666 Burrard Street
(No. and Street)

Vancouver	British Columbia	V6C 3N1
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Andrew Murray 604-664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1600 - 333 Seymour Street	Vancouver	British Columbia	V6B 0A4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617


Grant Thornton

Financial statements

PI Financial (US) Corp.

March 31, 2010

(U.S. dollars)

PI Financial (US) Corp.

Contents



Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the board of directors of

PI Financial (US) Corp.

We have audited the statement of financial condition of PI Financial (US) Corp. as at March 31, 2010 and the statements of income, changes in financial condition and changes in stockholder's equity for the year then ended. These financial statements have been prepared for regulatory purposes in accordance with the regulations and bylaws of the Financial Industry Regulatory Authority and the Securities and Exchange Commission. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2010 and the results of its operations and changes in financial condition for the year then ended in accordance with United States generally accepted accounting principles.

These financial statements which have not been, and were not intended to be, prepared as financial statements for general purposes, are solely for the information and use of the stockholder and directors of PI Financial (US) Corp., the Financial Industry Regulatory Authority and the Securities and Exchange Commission for regulatory compliance purposes. These financial statements are not intended to be and should not be used by anyone other than the specified users or for any other purposes.

Grant Thornton LLP

Vancouver, Canada
May 19, 2010

Chartered accountants

PI Financial (US) Corp.
Statement of financial condition

(U.S. dollars)

March 31		2010		2009
Assets				
Current				
Cash	$	**2,790,650**	$	2,389,825
Accounts receivable (Note 6)		**42,898**		12,014
Due from clients		**-**		43,192
Due from broker and dealer (Note 6)		**104,788**		-
Income taxes receivable		**122,680**		218,617
Prepaid expenses		**5,081**		1,492
	$	**3,066,097**	$	2,665,140
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**37,481**	$	13,845
Due to clients		**104,788**		-
Due to broker and dealer (Note 6)		**-**		43,192
		142,269		57,037
Stockholder's equity				
Capital stock (Note 5)		**1,225,100**		1,225,100
Retained earnings		**1,698,728**		1,383,003
		2,923,828		2,608,103
	$	**3,066,097**	$	2,665,140

On behalf of the Board

_______________ Director _______________ Director

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statement of income

(U.S. dollars)

Year ended March 31		2010		2009
Income				
Institutional sales	$	833,836	$	1,444,278
Private placements		122,897		343,524
Corporate finance		-		470,634
Interest		9,338		52,424
Foreign exchange		635,638		(650,859)
		1,601,709		1,660,001
Variable compensation		341,460		1,020,442
Contribution to overhead		1,260,249		639,559
Expenses				
Advertising, entertainment and promotion		3,252		334
Audit and legal		90,903		57,851
Clearing fees (Note 6)		52,511		94,810
Consulting		6,861		-
Data processing		36,568		35,854
Memberships		32,521		26,710
Office and miscellaneous		13,400		2,972
Premises rental (Note 6)		55,300		54,097
Research fees (Note 6)		96,651		176,131
Trading fees (Note 6)		14,671		28,922
		402,638		477,681
Income before income taxes		857,611		161,878
Income taxes (Note 9)		41,886		159,770
Net income	$	815,725	$	2,108

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statement of changes in financial condition

(U.S. dollars)

Year ended March 31		2010		2009
Cash derived from (applied to)				
Operating				
Net income	$	**815,725**	$	2,108
Change in non-cash operating working capital				
(Increase) decrease in accounts receivable		**(30,884)**		533,942
Decrease in amounts due from clients		**43,192**		32,327
(Increase) decrease in amounts due from broker and dealer		**(104,788)**		290,895
(Increase) decrease in prepaid expenses		**(3,589)**		2,208
Decrease in income taxes receivable		**95,937**		180,431
Increase (decrease) in accounts payable and accrued liabilities		**23,636**		(9,986)
Increase (decrease) in amounts due to clients		**104,788**		(290,895)
Decrease in amounts due to broker and dealer		**(43,192)**		(32,327)
		900,825		708,703
Financing				
Dividends paid		**(500,000)**		(800,000)
Net increase (decrease) in cash		**400,825**		(91,297)
Cash, beginning of year		**2,389,825**		2,481,122
Cash, end of year	$	**2,790,650**	$	2,389,825

Supplemental cash flow information				
Interest received	$	**9,338**	$	52,424
Income taxes received		**103,878**		23,764

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statement of changes in stockholder's equity

(U.S. dollars)
Year ended March 31, 2010

	Common stock						
	Shares		Amount		Retained earnings		Total
Balance, March 31, 2008	1,225,100	$	1,225,100	$	2,180,895	$	3,405,995
Net income, year ended March 31, 2009	-		-		2,108		2,108
Dividends paid	-		-		(800,000)		(800,000)
Balance, March 31, 2009	1,225,100		1,225,100		1,383,003		2,608,103
Net income, year ended March 31, 2010	-		-		815,725		815,725
Dividends paid	-		-		(500,000)		(500,000)
Balance, March 31, 2010	1,225,100	$	1,225,100	$	1,698,728	$	2,923,828

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Notes to the financial statements
(U.S. dollars)
March 31, 2010

1. Nature of operations

PI Financial (US) Corp. (the "company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

PI Financial (US) Corp. became a registrant with the Financial Industry Regulatory Authority ("FINRA") of the United States of America on December 2, 2003.

2. Summary of significant accounting policies

(a) Generally accepted accounting principles

These financial statements are prepared in United States dollars, in accordance with accounting principles generally accepted in the United States of America.

(b) Basis of presentation

These financial statements are prepared based on settlement date basis regarding marketable security transactions and related revenues and expenses and have been translated to U.S. dollars.

(c) Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

(d) Revenue recognition

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a settlement date basis.

Private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Corporate finance revenue consists of advisory fees. Revenue from advisory fees is recognized when services are performed.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

2. Summary of significant accounting policies (continued)

(e) United States dollars translation

The company uses the Canadian dollar as its functional currency. These financial statements have been translated into U.S. dollars for regulatory purposes. Monetary assets and liabilities accounts denominated in Canadian dollars are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of income for the year.

(f) Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

(g) Fair value

The company follows guidance under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") or ("Codification") Topic 820, *Fair Value Measurements and Disclosures*, with regard to financial assets and liabilities measured on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity

(U.S. dollars)

2. **Summary of significant accounting policies** (continued)

(g) Fair value (continued)

The company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis and subject to the disclosure requirements of ASC 820 as of March 31, 2010 include cash.

3. **Recent accounting pronouncements**

The following accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

(a) Fair value measurements

In January 2010, the FASB issued ASC Update No.2010-06, *Fair Value Measurements and Disclosures* ("ASU 2010-06"), which updates ASC 820, *Fair Value Measurements and Disclosures*. ASU 2010-06 requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, ASU 2010-06 will require (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements from one measurement date to another and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. the activity must be presented on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). ASU 2010-06 clarified existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 fair value measurements. This standard is effective for fiscal years beginning on or after December 15, 2010, and for interim periods within those fiscal years. Management does not anticipate the adoption of this standard to have a material impact on the financial statements.

(b) Accounting standards codification

In June 2009, the FASB issued ASC 105, *Generally Accepted Accounting Principles*. The FASB Accounting Standards Codification will be the single source of authoritative non-governmental U.S. generally accepted accounting principles. ASC 105 is effective for periods ending after September 15, 2009. All existing accounting standards are superseded as described in ASC 105. All other accounting literature not included in the Codification is non-authoritative. The adoption of the Codification did not have significant impact on the company's financial statements.

3. Recent accounting pronouncements (continued)

(c) Subsequent events

In May 2009, the FASB issued ASC 855, *Subsequent Events*, to incorporate the accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles. This standard introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date.

In February 2010, the FASB issued an amendment regarding subsequent events and amendments to certain recognition and disclosure requirements. Under ASC 855, a Securities and Exchange Commission "SEC") filer is not required to disclose the date through which subsequent events have been evaluated.

Subsequent events have been evaluated for recognition and disclosure through the date these financial statements were issued.

(d) Income taxes

In June 2006, the FASB issued an accounting standard, which clarifies the accounting for the uncertainty in income taxes recognized in the financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of the standard are effective for fiscal years beginning after December 31, 2008. The company has incorporated the standard in the financial statements. Applying the guidance on income taxes to all tax positions upon adoption did not have a material impact on the company's financial statements.

4. Financial instruments

Fair value

The financial instruments consist of cash, accounts receivable, due from clients, due from broker and dealer, accounts payable and accrued liabilities, due to clients, and due to broker and dealer. The carrying value approximates fair value due to their short maturities.

4. Financial instruments (continued)

Risk management

In the normal course of business the company is exposed to credit risk, liquidity risk, market risk, fair value risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) *Credit risk*

The company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the company. To minimize its exposure, the company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and monitors the total value of transactions with counterparties.

As at March 31, 2010 all accounts receivable, due from clients and due from broker and dealer are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

(b) *Liquidity risk*

Liquidity risk is the risk that the company cannot meet a demand for cash or fund its obligations as they come due. The company's management oversees the liquidity risk management program to ensure the company has access to enough readily available funds to cover its financial obligations as they come due. The company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability.

(c) *Market risk*

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the company is not exposed to significant fair value risk from these financial instruments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the company. The company is exposed to interest rate risk on the cash balances held.

4. Financial instruments (continued)

Risk management (continued)

(c) *Market risk* (continued)

Interest rate sensitivity analysis

The following table provides the effect on net income if interest rates were to decrease or increase by 100 basis points ("bp") for the year ended March 31, 2010, applied to the balances as of this date. This analysis assumes that all other variables remain constant. Due from/to clients and due from/to broker and dealer amounts do not bear interest so there is no interest rate risk on these balances.

	Carrying value	Effect of a 100 bp increase in interest rates on net income	Effect of a 100 bp decrease in interest rates on net income
Cash	$ 2,790,650	$ 27,907	$ (11,449)

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The company incurs currency risk on financial instruments denominated in currencies other than their functional currency, which includes cash, client receivables and payables, and broker receivables and payables.

Currency risk sensitivity analysis

The following table summarizes the effect on net income as the result of a 5% change in the value of foreign currencies where there is significant exposure. This analysis assumes all other variables remain constant.

	Net exposure	Effect of a 5% increase in foreign exchange rate on net income	Effect of a 5% decrease in foreign exchange rate on net income
Canadian dollar reflected in U.S. dollar equivalent	$ 2,885,325	$ (144,266)	$ 144,266

(U.S. dollars)

5. Capital stock	**2010**	2009
Authorized		
100,000,000 Common shares without par value		
Issued		
1,225,100 Common shares	$ **1,225,100**	$ 1,225,100

6. Related party transactions

(a) During the year ended March 31, 2010 the company paid research and trading fees of $111,322 (2009: $205,053), clearing fees of $52,511 (2009: 94,810) and rent of $55,300 (2009: $54,097) to its parent company, PI Financial Corp.

(b) At March 31, 2010 amounts due to broker and dealer include $Nil (2009: $43,192) due to PI Financial Corp. At March 31, 2010, amounts due from broker and dealer include $104,788 (2009: $Nil) due from PI Financial Corp.

(c) At March 31, 2010 accounts receivable include $39,087 (2009: $10,099) due from PI Financial Corp.

(d) During the year ended March 31, 2010 the company paid dividends of $500,000 (2009: $800,000) to its parent company, PI Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties.

7. Concentrations

For the year ended March 31, 2010, one (2009: five) customer(s) accounted for more than 10% of the company's commission, private placement and corporate finance revenue totalling approximately $120,500 (2009: $1,593,500).

8. Capital requirements

The company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which is comprised of capital stock and retained earnings.

The company's capital management framework is designed to exceed the level of capital that will meet the company's regulatory capital requirements, fund current and future operations, and ensure that the company is able to meet its financial obligations as they become due.

(U.S. dollars)

8. Capital requirements (continued)

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the company to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. As at March 31, 2010 the company was in compliance with all minimum regulatory requirements. The following table summarizes the major components of net capital as reported to the Securities and Exchange Commission at March 31, 2010:

	2010	2009
Financial statement capital	$ **2,923,828**	$ 2,608,103
Deduct: FINRA Rule 3020(b)(2)	**86,396**	67,252
total non-allowable assets	**170,659**	232,123
haircut on foreign currency deposits	**167,012**	143,004
	424,067	442,379
Net capital	**2,499,761**	2,165,724
Net capital requirement	**100,000**	100,000
Excess net capital	$ **2,399,761**	$ 2,065,724

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

9. Income tax

Under the International Financial Activity Act of the Province of British Columbia, certain operations of the company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

	2010	2009	**2010**	2009
	Percentage of Income			
Income taxes at the statutory rate	**29.6**	30.6	$ **253,853**	$ 49,535
International financial business recovery of provincial taxes	**(2.8)**	(42.9)	**(24,273)**	(69,524)
Effect of permanent differences	**(21.8)**	123.0	**(188,149)**	199,163
Rate differential and others	**0.1**	(12.0)	**455**	(19,404)
Income tax provision	**5.1**	98.7	$ **41,886**	$ 159,770



Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the board of directors of

PI Financial (US) Corp

We have audited the accompanying financial statements of PI Financial (US) Corp as of and for the year ended March 31, 2010 and have issued our report thereon dated May 19, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada

May 19, 2010

Chartered accountants

PI Financial (US) Corp.

Schedule 1

Focus report - Part IIA - computation of net capital

As of March 31, 2010
(U.S. dollars)

Firm ID: 127404

1			Total ownership equity (o/e)	$ 2,923,828
2			Deduct o/e not allowable for net capital	-
3			Total o/e qualified for net capital	2,923,828
4			Add:	
	A		Allowable subordinated liabilities	-
	B		Other deductions or credits	
			Description	
			FINRA Rule 3020(b)(2)	(86,396)
5			Total capital and allowable subloans	2,837,432
6			Deductions and/or charges:	
	A		Total non-allowable assets	(170,659)
	B		Aged fail to deliver	
		1.	Number of items	-
	F		Other deductions and/or charges	-
7			Other additions and/or allowable credits	-
8			Net capital before haircuts	2,666,773
9			Haircuts on securities:	
	A		Contractual commitments	-
	B		Subordinated debt	-
	C		Trading and investment sec:	
		1	Exempted securities	-
		2	Debt securities	-
		3	Options	-
		4	Other securities	-
	D		Undue concentration	-
	E		Other	
			Description: haircut on foreign currency deposits	(167,012)
10			Net capital	$ 2,499,761
11			Minimum net capital required (based on aggregate indebtedness)	$ 9,485
12			Minimum dollar requirement	$ 100,000
13			Net capital requirement (greater of line 11 or 12)	$ 100,000
14			Excess net capital	$ 2,399,761
15			Excess net capital @ 1000% (net capital - 10% of AI)	$ 2,379,761

PI Financial (US) Corp. Schedule 1 (continued)

Focus report - Part IIA - computation of net capital

As of March 31, 2010
(U.S. dollars) Firm ID: 127404

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$	142,269
17	Add:		
A	Drafts for immediate credit		-
B	Market value of sec borrowed where no equivalent value is paid or credited		-
C	Other unrecorded amounts		-
19	Total aggregate indebtedness	$	142,269
20	Ratio of AI/NC		5.69%
29	Percentage of debt to debt equity		0%

PI Financial (US) Corp.
Other representations

Schedule 2

As of March 31, 2010
(U.S. dollars)

Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2010.
PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2010.
PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2010. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.

Schedule 3

Reconciliation of computation of net capital

As of March 31, 2010
(U.S. dollars)

Firm ID: 127404

Net capital per firm (per March 31, 2010 focus report submitted April 23, 2010)	$	2,499,761
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2010	$	2,499,761

PI Financial (US) Corp.
Supplementary report of independent registered public accounting firm on internal control required by SEC Rule 17a-5

March 31, 2010
(U.S. dollars)

The Board of Directors
PI Financial (US) Corp.
Vancouver, Canada

In planning and performing our audit of the financial statements and accompanying information of PI Financial (US) Corp. (the "company"), for the year ended March 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PI Financial (US) Corp.
Supplementary report of independent registered public accounting firm on internal control required by SEC Rule 17a-5
March 31, 2010
(U.S. dollars)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate for the year ended March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada

May 19, 2010

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